Exhibit 99.1

LakeShore Biopharma Enters into Amended Merger Agreement for Going-Private Transaction

BEIJING, China, April 29, 2026 /NewMediaWire/ — LakeShore Biopharma Co., Ltd (“LakeShore Biopharma” or the “Company”) (OTCPK: LSBCF; OTCPK: LSBWF), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it has entered into Amendment No. 1 to Agreement and Plan of Merger with Oceanpine Skyline Inc. (“Parent”) and Oceanpine Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Parent, which amends the Agreement and Plan of Merger, dated November 4, 2025, by and among the Company, Parent and Merger Sub (the “Original Merger Agreement,” and the Original Merger Agreement as so amended, the “Amended Merger Agreement”). Pursuant to the Amended Merger Agreement and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$2.7 million. As a result of the Merger, the Company will become a direct and wholly owned subsidiary of Parent, which will be owned by Oceanpine Investment Fund II LP, Oceanpine Capital Inc., Crystal Peak Investment Inc., Adjuvant Global Health Technology Fund, L.P., Adjuvant Global Health Technology Fund DE, L.P., Superstring Capital Master Fund LP, MSA Growth Fund II, L.P., and Epiphron Capital (Hong Kong) Limited (collectively, the “Rollover Shareholders,” and together with Parent and Merger Sub, the “Buyer Group”). The amendment follows the Company’s receipt of a letter dated March 24, 2026 (the “Revised Proposal”) from Parent and Merger Sub proposing to reduce the merger consideration under the Original Merger Agreement, which was announced by the Company on March 25, 2026.

At the effective time of the Merger (the “Effective Time”), each ordinary share of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (each as defined in the Amended Merger Agreement), will be cancelled in exchange for the right to receive US$0.066 in cash per Share without interest (the “Amended Per Share Merger Consideration”).

The Amended Per Share Merger Consideration represents a premium of approximately 46.7% to the closing price of the Shares on March 24, 2026, the last trading day prior to the Company’s announcement of its receipt of the Revised Proposal, and a premium of approximately 23.3% to the volume-weighted average closing price of the Shares during the last 10 trading days prior to and including March 24, 2026.

In addition to reducing the merger consideration per Share from US$0.90 to US$0.066, the Amended Merger Agreement also extends the termination date upon which either the Company or Parent may terminate the Amended Merger Agreement to the date falling 9 months from the date of the Amended Merger Agreement, and reduces the Company Termination Fee (as defined in the Amended Merger Agreement) to US$50,000 and the Parent Termination Fee (as defined in the Amended Merger Agreement) to US$100,000.

The Merger will be funded through a combination of (i) cash contribution from Oceanpine Capital Inc. pursuant to an amended and restated equity commitment letter, and (ii) equity rollover by the Rollover Shareholders of Shares held in the Company pursuant to an amended and restated rollover and support agreement.

The board of directors of the Company (the “Board”), acting upon the unanimous recommendation of a committee of independent and disinterested directors established by the Board (the “Special Committee”), approved the Amended Merger Agreement and the Merger, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Amended Merger Agreement and the Merger. The Special Committee evaluated the Revised Proposal and negotiated the terms of the Amended Merger Agreement with the assistance of its financial and legal advisors.

The Merger is currently expected to close during the third quarter of 2026 and is subject to customary closing conditions, including the authorization and approval of the Amended Merger Agreement by no less than two-thirds of the votes cast by holders of Shares as being entitled to do so at a general meeting of the Company’s shareholders. Each Rollover Shareholder has agreed to vote, or cause to be voted, all Shares held directly or indirectly by them, which represent approximately 53.35% of the voting rights attached to the issued and outstanding Shares, in favor of the authorization and approval of the Amended Merger Agreement and the consummation of the Merger. If completed, the Merger will result in the Company becoming a privately held company, and its Shares will no longer be quoted on the OTC Pink Open Market.

Kroll, LLC is serving as the financial advisor to the Special Committee. Gibson, Dunn & Crutcher LLP is serving as U.S. legal counsel to the Special Committee. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee.

White & Case LLP is serving as U.S. legal counsel to the Buyer Group.

Additional Information About the Merger

The Company will furnish to the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Amended Merger Agreement. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail to its shareholders a proxy statement that will include a copy of the Amended Merger Agreement. In addition, in connection with the Merger, the Company and certain other participants in the Merger will prepare and disseminate to the Company’s shareholders a Schedule 13E-3 Transaction Statement that will include the Company’s proxy statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER, AND RELATED MATTERS. Shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger, and related matters, without charge from the SEC’s website (http://www.sec.gov).

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About LakeShore Biopharma Co., Ltd

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Hepatitis B, Influenza, and other virus infections. The Company operates in China, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry.

For more information, please visit https://investors.lakeshorebio.com/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “future,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. LakeShore Biopharma may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about LakeShore Biopharma’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 and the proxy statement to be filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; its ability to provide efficient services and compete effectively; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

IR Team

Tel: +86 (10) 8920-2086

Email: ir@lakeshorebio.com